UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: July 7, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / ME) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

MATERIAL FACT

Resignation of CFO and IRO

TIM SA ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB) informs its shareholders and the market in general that, on this date, the Board of Directors became aware of the resignation request presented by Mr. Adrian Calaza to the positions of Chief Financial Officer (CFO) and Investor Relations Officer (IRO) of the Company, for strictly personal reasons.

Mr. Calaza will remain in the exercise of his functions until August 31, 2021. Mr. Calaza joined the Company in 2016, and participated directly in extremely important deliveries such as TIM's turnaround process and the creation of a culture of efficiency. He also led highly relevant projects such as the group's corporate reorganization in Brazil, the creation of the FiberCo infrastructure company, the acquisition of the assets of Oi Móvel, and the issuance of ESG debentures.

The Board of Directors thanked Mr. Adrian Calaza for his commitment and dedication in performing his duties throughout his term of office, and congratulated him for the exceptional result obtained during his career at the Company.

The procedures for appointing a replacement have already started, and the Board of Directors will convene again to deliberate on the election of the new executive for the positions of Chief Financial Officer (CFO) and Investor Relations Officer (IRO) of the Company. Mr. Adrian Calaza will participate in the process of nominating his replacement, and will support the Company throughout the transition of its activities.

Rio de Janeiro, July 07th, 2021.

TIM S.A.

Adrian Calaza

Chief Financial Officer and

Invetor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: July 7, 2021	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer